Mail Stop 7010

February 10, 2006

Via U.S. mail and facsimile

Larry M. Heimendinger
Chairman of the Board
General Kinetics Incorporated
110 Sunray Drive
Johnstown, PA  15905

	RE:	General Kinetics Incorporated
Form 10-K for the Fiscal Year Ended May 31, 2005
Form 10-Q for the Fiscal Quarters Ended November 30, 2005 and
August
31, 2005
		File No. 1-10914


Dear Mr. Heimendinger:

		We have reviewed these filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended May 31, 2005

Comments applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings. Where applicable, please address our comments in your interim filings as well.
2. Based on our records, you were assigned a 1934 Act file number of
1-10914. It is unclear why your Form 10-K for the fiscal year ended
May 31, 2005 and your Forms 10-Q for the fiscal quarters ended November 30, 2005 and August 31, 2005 include a different file number. Please revise or advise.

Notes to Financial Statements

Note 8. Demand Notes Payable and Long-term Debt, page 35
3. You disclose that in October 2004, you purchased approximately $1.4 million in aggregate principal debentures from certain debenture holders equal to three percent of the principal, which resulted in a gain on the settlement of approximately $1.3 million. You further disclose that in March 2003, Manassas Partners, LLC, of which Larry
Heimendinger is the managing member, acquired approximately $5.8 million in aggregate principal in convertible debentures at a significant discount from third parties. If applicable, please disclose the amount of convertible debentures you purchased from Manassas Partners, LLC or other related parties and the related gain recognized in your statements of operations.

Item 9A - Controls and Procedures, page 42
4. Your disclosure states that you concluded your disclosure controls and procedures were not effective as of the end of your fourth quarter. You further state material weaknesses existed related to your internal control structure. Please expand your disclosure to include a more detailed discussion of the material weaknesses you identified. Please also include changes you have made or intend to make to remediate your disclosure controls and procedures and internal controls over financial reporting.





Form 10-K/A for the Fiscal Year Ended May 31, 2005, filed on
September 28, 2005
5. Please amend your Form 10-K/A filed on September 28, 2005 to include under Exhibit 32 current Section 1350 certifications for each of your principal executive and principal financial officers. Refer to Item 601 of Regulation S-K. In doing so, please ensure that you refile the filing in its entirety; signatures and Exhibit 31 certifications should also be updated.

Form 10-Q for the Fiscal Quarter Ended November 30, 2005

Financial Statements

Statements of Operations, page 5
6. Please revise your statements of operations to present diluted EPS data. In doing so, please include a note to the financial statements which includes a reconciliation of the numerators and denominators of the basic and diluted per-share information. Please also ensure you disclose the securities that were excluded from the calculation of diluted EPS because their effects would have been antidilutive. Refer to paragraphs 38 and 40 of SFAS 128.

Statements of Cash Flows, page 7
7. Please revise your statements of cash flows to present separately your cash flows from financing derived from factoring your accounts receivable and those derived from your revolving credit facility.
Please also present the liabilities associated with these separately on your balance sheet.

Notes to Financial Statements
8. Please expand your disclosures to include notes to the financial statements regarding your stock options, pursuant to APB 25 and SFAS
123, amended by SFAS 148 and inventory.










*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any additional information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Scott Watkinson at (202) 551-3741.


							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant


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Larry M. Heimendinger
General Kinetics Incorporated
February 10, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE